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                              July 19, 2023

       Saundra Pelletier
       President and Chief Executive Officer
       Evofem Biosciences, Inc.
       7770 Regents Road, Suite 113-618
       San Diego, CA 92122

                                                        Re: Evofem Biosciences,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 10, 2023
                                                            File No. 333-273185

       Dear Saundra Pelletier:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed July 10, 2023

       Cover Page

   1. Consistent with your disclosure beginning on page 12 and elsewhere throughout the prospectus, please
revise your cover page to state that (i) you are currently in default on certain financial
obligations; (ii) you have considered and continue to consider filing for bankruptcy protection
and (iii) if true, holders of your common stock will likely receive no recovery in the
event that you file for bankruptcy.
       Prospectus Summary, page 1

   2. Please revise your Prospectus Summary to include a prominent discussion regarding your potential bankruptcy
and your current liquidity position. In your revisions, please discuss:
                                                            The Company's cash
position as of the most recent practicable date.
 Saundra Pelletier
Evofem Biosciences, Inc.
July 19, 2023
Page 2
             Your receipt of a Notice of Default on the Baker Bros. Purchase Agreement and the
           aggregate amounts that are or may be owed pursuant to this agreement.
             The fact that you are over 90 days past due on a significant amount of vendor obligations, including the aggregate amount of your current indebtedness and accounts payable.
             The effect of a potential bankruptcy filing on the holders of your common stock, including investors in this offering.
             Whether investors could lose their entire investment in your company if you do not raise sufficient proceeds to pay your liabilities.
3. Please also prominently revise your disclosure in your Prospectus Summary as follows:
          Include a discussion regarding your company's recurring operating losses and negative cash flows from operating activities since inception. Your disclosure should describe the potential consequences to your business if you are unable to raise additional financing.
          Disclose that proceeds raised in subsequent financings may be required to be used to redeem outstanding debt and would not be ultimately be able to be used to fund your ongoing operations.
          Disclose that you have not paid your Fiscal Year 2023 PDUFA Invoice to the FDA and describe the consequences to your business if this amount remains unpaid. To the extent that failure to pay this amount could affect the approval status of Phexxi, please so state.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Hamill at 303-844-1008 or Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,
FirstName LastNameSaundra Pelletier
                                                           Division of
Corporation Finance
Comapany NameEvofem Biosciences, Inc.
                                                           Office of Life
Sciences
July 19, 2023 Page 2
cc:       Dennis Doucette
FirstName LastName